SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule
                            13a -16 or 15d -16 of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of January 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                  -------           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: | | No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: | | No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: | | No: |X|


         Enclosures:

         1. A notification dated 3 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 64,291 Ordinary shares in the Company in which the directors have a technical interest.

         2. A notification dated 3 January 2006 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.
         3. A notification dated 4 January 2006 advising of the exercise of options over 407,500 Ordinary shares held under The BOC Group plc Executive Share Option Scheme by K Rajagopal, a director of the Company, and subsequent sale of the Ordinary shares acquired.
         4. A notification dated 5 January 2006 advising of the exercise of options over 10,000 Ordinary shares held under The BOC Group plc Executive Share Option Scheme by J A Bevan, a director of the Company, and subsequent sale of the Ordinary shares acquired.
         5. A notification dated 9 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 257,521 Ordinary shares in the Company in which the directors have a technical interest.
         6. A notification dated 9 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 1,610 Ordinary shares in the Company in which the directors have a technical interest.
         7. A notification dated 11 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 3,000 Ordinary shares in the Company in which the directors have a technical interest.
         8. A notification dated 12 January 2006 confirming the release of the annual and quarterly results for the financial year to 30 September 2005 restated under International Financial Reporting Standards (IFRS).
         9. A notification dated 19 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 9,716 Ordinary shares in the Company in which the directors have a technical interest.
         10. A notification dated 25 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 14,475 Ordinary shares in the Company in which the directors have a technical interest.
         11. A notification dated 26 January 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 25 January 2006 the Company had 507,189,375 Ordinary shares in issue.
         12. A notification dated 26 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 10,217 Ordinary shares in the Company in which the directors have a technical interest.
         13. A notification dated 27 January 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 26 January 2006 the Company had 507,383,971 Ordinary shares in issue.
         14. A notification dated 27 January 2006 containing statements made by Rob Margetts, Chairman and Tony Isaac, Chief Executive, at the Annual General Meeting of The BOC Group plc held on that date.
         15. A notification dated 30 January 2006 advising that UBS AG have a 4.32% interest in the issued ordinary share capital of the Company.
         16. A notification dated 30 January 2006 containing the results of the voting at the 2006 Annual General Meeting of The BOC Group plc held on 27 January 2006 at which all resolutions were decided on a poll.
         17. A notification dated 30 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 196,750 Ordinary shares in the Company in which the directors have a technical interest.
         18. A notification dated 30 January 2006 announcing the appointment of Merrill Lynch as joint financial adviser and corporate broker to the Company.
         19. A notification dated 30 January 2006 advising of the publication of the Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme.
         20. A Shareholder Circular dated 30 January 2006 relating to an unsolicited preliminary proposal from Linde AG.

         21. A notification dated 31 January 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 30 January 2006 the Company had 507,819,108 Ordinary shares in issue.
         22. A notification dated 31 January 2006 to advise that a copy of a Shareholder Circular, was available at the UKLA Document Viewing Facility.
         23. A notification dated 31 January 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 59,991 Ordinary shares in the Company in which the directors have a technical interest.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
                                 3 JANUARY 2006
                 AT 16.49 HRS UNDER REF: PRNUK-0301061648-33F9

3 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 3 January 2006 of 64,291 Ordinary shares of 25p each in the Company at a sale price of 1190.2076p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 64,291 Ordinary shares, the Trustee now holds 5,742,386 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,742,386 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 3 JANUARY 2006
                  AT 17.16 HRS UNDER REF: PRNUK-0301061714-78B2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed
--------------------------------------------------------------------------------
1. Name of company                          The BOC Group plc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2. Name of scheme                           Savings-Related Share Option Scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.  Period of return:                    From 1 July 2005 to 31 December 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt       5,188,044
       security) not issued under scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme            336,387
       during period:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end      4,851,657
       of period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.    Number and class of share(s)          Listing granted on 5 April 1978 for
      (amount of stock/debt securities)     Ordinary shares of 25p each
      originally listed and the date of
      admission;
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
505,703,339 Ord Shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contact for queries: Jenny Peterkin   Address:  The BOC Group plc, Chertsey Road
                                                Windlesham, Surrey, GU20 6HJ
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name: Jenny Peterkin                            Telephone: 01276 807362
--------------------------------------------------------------------------------

Person making return                            Name:  Jenny Peterkin
Position: Company Secretarial Assistant         Signature:  Jenny Peterkin

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed
--------------------------------------------------------------------------------
1.     Name of company                          The BOC Group plc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2.     Name of scheme                           Executive Share Option Scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.     Period of return:                      1 July 2005 to 31 December 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt       9,022,784
       security) not issued under scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme            3,900,664
       during period:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end      5,122,120
       of period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.     Number and class of share(s) (amount of       Listing granted on
       stock/debt securities) originally listed      20 March 1985 for Ordinary
       and the date admission;                       of shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
505,703,339 Ord Shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contact for queries:  Jenny Peterkin  Address:  The BOC Group plc, Chertsey Road
                                                Windlesham, Surrey, GU20 6HJ
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name:  Jenny Peterkin                           Telephone:  01276 807362
--------------------------------------------------------------------------------

Person making return                             Name:  Jenny Peterkin
Position: Company Secretarial Assistant          Signature: Jenny Peterkin

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 JANUARY 2006
                  AT 17.36 HRS UNDER REF: PRNUK-0401061735-E7C9


    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(7) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(7) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(7) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.
--------------------------------------------------------------------------------
1.  Name of the issuer              2.  State whether the notification relates
                                        to (i) a transaction notified in
                                        accordance with DR 3.1.4R(1)(a); or

                                        (ii) DR 3.1.4N/A(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

                                        (iii) both (i) and (ii)

    THE BOC GROUP plc                   IN RESPECT OF BOTH (i) AND (ii)
--------------------------------------------------------------------------------
3.  Name of person discharging      4.  State whether notification relates to a
    managerial responsibilities         person connected with a person
    /director                           discharging managerial responsibilities/
                                        director named in 3 and identify the
                                        connected person

    KRISHNAMURTHY RAJAGOPAL             N/A
--------------------------------------------------------------------------------
5.  Indicate whether the            6.  Description of shares (including class),
    notification is in respect          debentures or derivatives or financial
    of a holding of the person          instruments relating to shares
    referred to in 3 or 4 above
    or in respect of a
    non-beneficial interest

    IN RESPECT OF A HOLDING OF          ORDINARY SHARES OF 25p EACH
    THE DIRECTOR IN 3 ABOVE
--------------------------------------------------------------------------------
7.  Name of registered                  State the nature of the transaction
    shareholders(s) and, if more
    than one, the number of shares
    held by each of them

    KRISHNAMURTHY RAJAGOPAL             EXERCISE OF 407,500 EXECUTIVE OPTIONS
                                        GRANTED IN FEBRUARY & AUGUST 1996,
                                        FEBRUARY 1997, 1998,
--------------------------------------------------------------------------------

                                     1999, MAY 2000, FEBRUARY 2001
                                     AND 2002 AND SUBSEQUENT SALE OF 407,500
                                     SHARES ACQUIRED UPON EXERCISE
--------------------------------------------------------------------------------
9.  Number of shares, debentures    10. Percentage of issued class acquired
    or financial instruments            (treasury shares of that class should
    relating to shares acquired         not be taken into account when
                                        calculating percentage)

    407,500                             0.08%
--------------------------------------------------------------------------------
11. Number of shares, debentures    12. Percentage of issued class disposed
    or financial instruments            (treasury shares of that class should
    relating to shares disposed         not be taken into account when
                                        calculating percentage)

    407,500                             0.08%
--------------------------------------------------------------------------------
13. Price per share or value        14. Date and place of transaction
    of transaction

    35,000 AT 919P; 20,000 AT 848P;     4 JANUARY 2006, LONDON
    35,000 AT 980P; 50,000 AT 914P;
    50,000 AT 851P; 87,500 AT 937P;
    50,000 AT 993P; 80,000 AT 1016P
    (EXERCISE)

    407,500 AT 1194.3331P (SALE)
--------------------------------------------------------------------------------
15. Total holding following         16. Date issuer informed of transaction
    notification and total
    percentage holding following
    notification (any treasury
    shares should not be taken
    into account when calculating
    percentage)

    21,816 SHARES / 338,461 OPTIONS     4 JANUARY 2006
--------------------------------------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------
17  Date of grant                   18. Period during which or date on which it
                                        can be exercised

--------------------------------------------------------------------------------
19. Total amount paid (if any)      20. Description of shares or debentures
    for grant of the option             involved (class and number)

--------------------------------------------------------------------------------
21. Exercise price (if fixed at     22. Total number of shares or debentures
    time of grant) or                   over which options held following
    indication that price is to         notification
    be fixed at the time of
    exercise

--------------------------------------------------------------------------------
23. Any additional information      24. Name of contact and telephone number

--------------------------------------------------------------------------------
                                        for queries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification   4 JANUARY 2006
--------------------------------------------------------------------------------

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 5 JANUARY 2006
                  AT 17.27 HRS UNDER REF: PRNUK-0501061726-82F0


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.
--------------------------------------------------------------------------------
1.  Name of the issuer              2.  State whether the notification relates
                                        to (i) a transaction notified in
                                        accordance with DR 3.1.4R(1)(a); or

                                        (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

                                        (iii) both (i) and (ii)

    THE BOC GROUP plc                   BOTH (i) AND (ii)
-------------------------------------------------------------------------------
3.  Name of person discharging      4.  State whether notification relates to a
    managerial responsibilities         person connected with a person
    /director                           discharging managerial responsibilities/
                                        director named in 3 and identify the
                                        connected person

    JOHN ANDREW BEVAN                   N/A
--------------------------------------------------------------------------------
5.  Indicate whether the            6.  Description of shares (including class),
    notification is in                  debentures or derivatives or financial
    respect of a holding of the         instruments relating to shares
    person referred to in 3 or
    4 above or in respect of a
    non-beneficial interest

    IN RESPECT OF A HOLDING OF          ORDINARY SHARES OF 25P EACH
    THE DIRECTOR NAMED IN
    3 ABOVE
--------------------------------------------------------------------------------
7.  Name of registered              8   State the nature of the transaction
    shareholders(s) and, if
    more than one, the number
    of shares held by each of
    them

    JOHN ANDREW BEVAN                EXERCISE OF EXECUTIVE SHARE OPTION GRANTED
                                     IN FEBRUARY 1996 AND SALE OF SHARES
                                     ACQUIRED UPON EXERCISE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.  Number of shares, debentures    10. Percentage of issued class acquired
    or financial instruments            (treasury shares acquired shares
    relating to shares acquired         of that class should not be taken into
                                        account when calculating percentage)

    10,000                              0.01%
--------------------------------------------------------------------------------
11. Number of shares, debentures    12. Percentage of issued class disposed
    or financial instruments            (treasury shares of that class should
    relating to shares disposed         not be taken into account when
                                        calculating percentage)

    10,000                              0.01%
--------------------------------------------------------------------------------
13. Price per share or value of     14. Date and place of transaction
    transaction

    EXERCISE AT 919P PER SHARE          5 JANUARY 2006, LONDON

    SALE AT 1183.8775P PER SHARE
--------------------------------------------------------------------------------
15. Total holding following         16. Date issuer informed of transaction
    notification and total
    percentage holding following
    notification (any treasury
    shares should not be taken
    into account when calculating
    percentage)

    23,108 SHARES                       5 JANUARY 2006

    499,565 OPTIONS
--------------------------------------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------
17  Date of grant                   18. Period during which or date on which it
                                        can be exercised

--------------------------------------------------------------------------------
19. Total amount paid (if any)      20. Description of shares or debentures
    for grant of the option             involved (class and number)

--------------------------------------------------------------------------------
21. Exercise price (if fixed at     22. Total number of shares or debentures
    time of grant) or indication        over hich options held following
    that price is to be fixed at        notification
    the time of exercise

--------------------------------------------------------------------------------
23. Any additional information      24. Name of contact and telephone number for
                                        queries

                                                           CAROL HUNT

                                                          01276 807759
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 5 JANUARY 2006
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 9 JANUARY 2006
                  AT 14.57 HRS UNDER REF: PRNUK-0901061454-B35A

9 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 6 January 2006 of 257,521 Ordinary shares of 25p each in the Company at a sale price of 1178.8004p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 257,521 Ordinary shares, the Trustee now holds 5,484,451 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,484,451 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 9 JANUARY 2006
                  AT 16.25 HRS UNDER REF: PRNUK-0901061624-D42E


9 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 9 January 2006 of 1,610 Ordinary shares of 25p each in the Company at a sale price of 1153.9896p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 1,610 Ordinary shares, the Trustee now holds 5,482,841 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,482,841 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 11 JANUARY 2006
                  AT 09.21 HRS UNDER REF: PRNUK-1101060920-110B


11 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 10 January 2006 of 3,000 Ordinary shares of 25p each in the Company at an exercise price of 919p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 3,000 Ordinary shares, the Trustee now holds 5,479,841 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,479,841 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 12 JANUARY 2006
                  AT 09.00 HRS UNDER REF: PRNUK-1201060857-3B57


12 January 2006

RESTATED RESULTS FOR THE YEAR TO 30 SEPTEMBER 2005


BOC has today released annual and quarterly results for the financial year to 30 September 2005 restated under International Financial Reporting Standards
(IFRS). These can be viewed in detail on The BOC Group website using the link below.

http://www.boc.com/investors/annual_and_quarterly_reports/2005/ifrs_restatement
--------------------------------------------------------------------------------
..pdf
----


Under IFRS

o Basic earnings per share were 75.5p compared with 74.1p under UK GAAP. Basic earnings per share before exceptional and certain re-measurement items were 67.8p compared with 67.5p under UK GAAP.
o Net assets at 30 September 2005 were (pound)2,040.4 million compared with (pound)2,053.1 million under UK GAAP

It is important to note that IFRS does not affect the underlying economics of the business and has no strategic implications. The implementation of IFRS may result in increased volatility in future reported results principally due to changes in the accounting for financial instruments and foreign exchange.

In terms of presentation, the most significant change relates to BOC's joint ventures and associates. While these continue to be equity accounted, BOC's share of JVs and associates are excluded from both Group revenue and Group operating profit under IFRS. BOC's share of their after-tax earnings is shown in profit before tax. However BOC will continue to present additional non-statutory information to facilitate a full segment analysis including JVs and associates (please see sections 4.5, 5.2 and 5.3 in the release).



Contact:                Christopher Marsay  -  Director, Investor Relations

                        01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 19 JANUARY 2006
                  AT 14.23 HRS UNDER REF: PRNUK-1901061422-B410


19 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 19 January 2006 of 9,716 Ordinary shares of 25p each in the Company at a sale price of 1171p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 9,716 Ordinary shares, the Trustee now holds 5,470,125 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,470,125 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 JANUARY 2006
                  AT 15.39 HRS UNDER REF: PRNUK-2501061538-DFA5


25 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 25 January 2006 of 14,475 Ordinary shares of 25p each in the Company at a sale price of 1152.8124p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 14,475 Ordinary shares, the Trustee now holds 5,455,650 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,455,650 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 26 JANUARY 2006
                  AT 07.16 HRS UNDER REF: PRNUK-2601060715-BA55


26 January 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 25 January 2006 it had in issue 507,189,375 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222




The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 26 JANUARY 2006
                  AT 17.55 HRS UNDER REF: PRNUK-2601061754-3689

26 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 26 January 2006 of 10,217 Ordinary shares of 25p each in the Company at an exercise price of 937p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 10,217 Ordinary shares, the Trustee now holds 5,445,433 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,445,433 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 27 JANUARY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2601062055-C100


27 January 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 26 January 2006 it had in issue 507,383,971 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 27 JANUARY 2006 AT 11.00 HRS UNDER REF: PRNUK-2701060959-939A



27 JANUARY 2006


THE BOC GROUP plc - ANNUAL GENERAL MEETING

STATEMENTS MADE TO SHAREHOLDERS BY MR ROB MARGETTS CBE, CHAIRMAN, AND MR TONY ISAAC, CHIEF EXECUTIVE

Mr Rob Margetts CBE

Good morning, ladies and gentlemen, and welcome to the 120th Annual General Meeting of The BOC Group. These are exceptional times and to reflect that fact I will concentrate on the topic that is no doubt at the forefront of your minds - the unsolicited, preliminary approach for your company from Linde and your board's rejection of it.

First I would like to say your company is in excellent health, strategically, operationally, financially and managerially. Not only did we produce record earnings in the past financial year but we have embarked on a wide-ranging investment programme, including the construction of ten significant new plants this year. We are the largest gases group in Asia and have a leading position in China, the world's fastest-growing industrial nation. We are winning a high percentage of all new business in the industrial gases market including in hydrogen, where our share of new business is almost double its historical market share

2005 was another good year, with adjusted earnings per share at 67.5p, and your company has outperformed the FTSE100 by over 64 per cent in the five year period from October 2000 to the end of September 2005. Tony will explain shortly how we have achieved that. It has been done with a great deal of hard work and a sense of vision that drives the entire business.

That brings me to the announcement that we made earlier this week, rejecting the unsolicited approach from Linde. This was a unanimous rejection by your board. Your directors were extremely mindful in making this decision of their responsibilities to you, our shareholders.

Many of you are long-standing shareholders of BOC and will remember the ten-month period of damaging uncertainty some six years ago after BOC agreed to a preconditional offer from Air Products and Air Liquide. The preconditional offer failed when they did not get the consents they wanted. Whether or not the issues are less in the case of Linde does not hide the fact that regulatory clearance was a precondition.

The unsolicited approach from Linde also contained regulatory hurdles as a precondition, which meant your company would inevitably have had to suffer a further period of uncertainty while these were examined.

The proposal was conditional on financing arrangements that had to be finalised and they were themselves subject to commercial due diligence.

These preconditions were onerous enough but also the proposal failed to take account of the growth prospects for your company. Our successes in the hydrogen market and in Asia are examples of the strengths and the potential of the Group and Tony will expand on this.

BOC is an exciting global company with strong positions in growth markets, a stated commitment to delivering shareholder value and an excellent management team. As a board we are confident in the current strategy of the Group to deliver growth and excellent returns to you, our shareholders, and in the ability of Tony Isaac, his executive team and all our people.

Mr Tony Isaac

Good morning ladies and gentlemen.

We finished 2005 with record adjusted earnings per share; our adjusted return on capital employed rose to16.2 per cent; and our balance sheet was strong on the back of continued good cash generation. We have worked hard over the last six years to develop your company and before I look to the future let me remind you of the strategic themes we have consistently pursued.

We knew that the oil and refining industries would be strong growth markets. We foresaw increased demand for hydrogen to improve the refiners' returns on each barrel of oil and to meet ever stricter environmental conditions. We saw increased need for nitrogen for enhanced oil recovery. By focusing on these growth markets we increased our sales from hydrogen and HyCO schemes by an average of more than 30 per cent each year from 1999 to 2005 and for 2005 to 2007 we expect them to grow at the rate of nearly 40 per cent a year. We have won hydrogen business at almost double our historic market share. At the world's largest nitrogen scheme in Mexico, which is used to enhance oil recovery, we are currently investing in a fifth module, having increased our share of the joint venture from 35 per cent to 65 per cent in 2004.

We have been successful in selecting and developing our share of growing industrial markets and we have also succeeded in sustaining our leading position in Asia, and particularly in China. Asia already generates over 20 per cent of Group revenues. We have invested steadily in Asia over many years and our success rate this decade has seen the sales of our businesses in China alone climb from (pound)50 million in 1999 to (pound)99 million in 2004, and they will increase to well over (pound)200 million a year when plants currently on order are installed. Our aggregate interest in these businesses is 50%.

We have a good pipeline of projects. Process Gas Solutions is currently executing projects around the world that will require investment of some (pound)485 million. Some of this will be with our joint venture partners and so BOC's investment will be about (pound)300 million, generating profits of around (pound)30 million in the first full year of operation.

We have been active in leading profitable local consolidation in the industrial gases industry through divestments, mergers and acquisitions. Through these local deals we have captured most of the potential synergies available to us in markets such as Poland, Japan and Canada. Most recently we have divested our Afrox hospitals business to a group led by black economic empowerment investors, keeping a 20 per cent share of the equity of the new business.

Our Industrial and Special Products line of business has number one positions in many important geographies. ISP's well developed distribution channels, its wide range of customers, and its high levels of customer service have enabled it to achieve sustained growth in both our traditional and new markets.

At BOC Edwards, while it continues to strengthen its market position we need to improve returns and are acting on it.

While encouraging growth we have increased return on capital employed to 16.2 per cent in 2005, reducing borrowings in the process and strengthening our key financial ratios.

Your Group and the people who work within it have achieved a lot over the past six years.

Looking to the future, the Group is well positioned for growth. We have made good progress in the first quarter of 2006 and continue to pursue our longer-term investment plans. We continue to be confident that the current strategy of the Group will deliver growth and excellent returns to you our shareholders.

Cautionary statement

This press release includes `forward-looking statements' under United States securities laws. These include, without limitation, those concerning BOC's current strategy and growth prospects, as well as statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the company's actual results to differ materially from those in the forward-looking statements. BOC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.





--------------------------------------------------------------------------------
Contact:    Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
            Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 30 JANUARY 2006 AT 10.29 HRS UNDER REF: PRNUK-3001061028-52CF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------
1. Name of company                2. Name of shareholder having a major interest
--------------------------------------------------------------------------------
   THE BOC GROUP plc                 UBS AG
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3. Please state whether           4. Name of the registered holder(s) and, if
   notification indicates that       more than one holder, the number of shares
   it is in respect of holding       held by each of them
   of the shareholder named in 2
   above or in respect of a
   non-beneficial interest or in
   the case of an individual
   holder if it is a holding of
   that person's spouse or
   children under the age of 18
--------------------------------------------------------------------------------
   NOTIFICATION IN RESPECT OF A        UBS AG LONDON BRANCH - 20,515,184
   PARTY NAMED IN 2 ABOVE              UBS GLOBAL ASSET MANAGEMENT LIFE LTD
                                          - 1,308,936
                                       UBS AG AUSTRALIA BRANCH - 52,000
                                       UBS SECURITIES LLC - 3,388
                                       UBS FINANCIAL SERVICES INC - 25,960
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5. Number of        6. Percentage of     7. Number of          8. Percentage
   shares/amount       issued class         shares/amount         of issued
   of stock                                 of stock              class
   acquired                                 disposed
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9. Class of security             10. Date of           11.  Date company
                                     transaction            informed
--------------------------------------------------------------------------------
   ORDINARY SHARES OF 25P EACH       25 JANUARY 2006        26 JANUARY 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12. Total holding following      13. Total percentage holding of
    this notification                issued class following this notification
--------------------------------------------------------------------------------
    21,905,468                       4.32%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. Any additional information   15. Name of contact and telephone number
                                     for queries
--------------------------------------------------------------------------------
    IN A LETTER DATED 26 JANUARY     SARAH LARKINS
    2006, THE BOC GROUP plc HAS      ASSISTANT COMPANY SECRETARY
    BEEN ADVISED THAT UBS AG HOLDS   01276 807383
    A 4.32% INTEREST IN THE
    ORDINARY SHARE CAPITAL OF
    THE COMPANY.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------
      SARAH LARKINS
--------------------------------------------------------------------------------
Date of notification   30 JANUARY 2006

--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE

        ON 30 JANUARY 2006 AT 12.22 HRS UNDER REF: PRNUK-3001061220-0290

                           2006 ANNUAL GENERAL MEETING


The 120th Annual General Meeting of The BOC Group plc was held on Friday 27 January 2006 at The Institution of Electrical Engineers, Savoy Place, London, WC2R 0BL at 11.00 am.

All resolutions were decided on a poll and all resolutions proposed at the meeting were passed.

The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:



    Resolution                           For                   Against                      Total                  Withheld
                           Number (Note 1)  % of shares    Number    % of shares      Number    % of shares    Number    % Votes
                                              voted                    voted                      voted      (Note 2)   Withheld as
                                                                                                                        % of Capital
1  To receive the report    305,136,441       99.87       391,959       0.13      305,528,400      100       7,996,265     1.58
   and accounts

2  To approve BOC's         312,302,686       99.99       29,485        0.01      312,332,171      100       1,194,295     0.23
   dividend policy

3  To elect as a director   310,866,161       99.55      1,417,299      0.45      312,283,460      100       1,241,300     0.24
   Mr Kent Masters

4  To elect as a director   310,939,741       99.57      1,349,340      0.43      312,289,081      100       1,235,158     0.24
   Ms Rebecca McDonald

5  To elect as a director   310,855,170       99.55      1,413,989      0.45      312,269,159      100       1,254,601     0.25
   Mr Alan




    Ferguson

6   To re-elect as a         311,607,226      99.79        671,389       0.21     312,278,615      100       1,242,103     0.24
    director Mr John Bevan

7   To re-elect as a         310,815,108      99.53       1,465,000      0.47     312,280,108      100       1,244,518     0.24
    director Mr Matthew
    Miau

8   To re-elect as a         310,932,809      99.57       1,340,146      0.43     312,272,955      100       1,251,805     0.25
    director Sir
    Christopher O'Donnell

9   To reappoint the         288,993,104      95.34      14,123,755      4.66     303,116,859      100      10,406,710     2.05
    auditors

10  To authorise the         307,075,465      98.38       5,042,020      1.62     312,117,485      100       1,407,651     0.28
    directors to determine
    the auditors'
    remuneration

11  To approve the           272,075,240      89.19      32,990,728     10.81     305,065,968      100       8,458,792     1.67
    directors'
    remuneration report

12  To authorise the         311,633,463      99.86        421,389       0.14     312,054,852      100       1,469,908     0.29
    directors to allot
    relevant securities

13  To authorise the         311,951,918      99.54       1,457,250      0.46     313,409,168      100        116,366      0.02
    directors to disapply
    pre-emption rights

14  To authorise BOC to      312,159,767      99.97         106,976      0.03     312,266,743      100      1,256,587      0.25
    purchase its own shares







15  To amend the Articles   311,803,197       99.96       109,405       0.04      311,912,602      100       1,611,528     0.32
    of Association



Number of shares in issue as at 6 pm on Wednesday 25 January 2006 - 507,189,375

Notes

1. The "For" vote includes those giving the Chairman discretion.
2. "Votes withheld" are included within the % of capital instructed but are not counted when deciding whether or not a resolution is carried.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 JANUARY 2006
                  AT 13.16 HRS UNDER REF: PRNUK-3001061316-C8AE

30 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 27 January 2006 of 196,750 Ordinary shares of 25p each in the Company at an average exercise price of 976p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 196,750 Ordinary shares, the Trustee now holds 5,248,683 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,248,683 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 JANUARY 2006
                  AT 14.55 HRS UNDER REF: PRNUK-3001061453-8630


30 January 2006

The BOC Group plc announces that it has appointed Merrill Lynch to act as its joint financial adviser and corporate broker to work alongside JPMorgan Cazenove.


--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 30 JANUARY 2006 AT 15.36 HRS UNDER REF: 6411X


Publication of Prospectus


The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6411x_-2006-1-30.pdf
-------------------------------------------------------------------

For further information, please contact

Peter Turner - Director, Taxation and Treasury
The BOC Group plc
Telephone:  01276 477222

Sarah Larkins - Assistant Company Secretary
The BOC Group plc
Telephone:01276 477222

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

     A SHAREHOLDER CIRCULAR DATED 30 JANUARY 2006 RELATING TO AN UNSOLICITED
                       PRELIMINARY PROPOSAL FROM LINDE AG


THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you have sold or otherwise transferred all your shares in The BOC Group plc please send this letter, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However this letter should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations.


The BOC GROUP plc                         Registered office:
                                          Chertsey Road
                                          Windlesham
                                          Surrey
                                          GU20 6HJ
                                          Registered in England No. 22096

                                          30 January 2006


To: The BOC Group plc's shareholders and, for information only, to participants in its employee benefit schemes

Dear Shareholder

Statement Relating to Preliminary Proposal

On 24 January 2006 The BOC Group plc ("BOC") issued an announcement confirming that it had received an unsolicited preliminary proposal from Linde AG ("Linde"). The proposal was subject to a number of pre-conditions including financing, anti-trust approvals and due diligence. The board of directors of BOC (the "Board") stated in the announcement that it had unanimously rejected the proposal because of its preconditions and its failure to value fully the growth prospects of BOC.

Later on 24 January 2006, Linde issued an announcement confirming its approach. The announcement stated that the approach was friendly and that Linde would continue to look for the support of the Board and BOC's management. It added that the approach was based on an all cash offer at 1,500 pence per share and was subject to a limited number of standard preconditions which Linde believed could be readily satisfied. However, it made clear that there could be no certainty that any offer would be made or that a transaction would result even if the preconditions were satisfied or waived.

Having considered the announcement by Linde, the Board has not changed its view and unanimously rejects the unsolicited preliminary proposal because of its preconditions and its failure to value fully the growth prospects of BOC. The Directors of BOC state their continuing confidence in the current strategy of the group to deliver growth and excellent returns to its shareholders as an independent company.

BOC shareholders need take no further action at this time.

Yours faithfully

/s/ Rob Margetts

Rob Margetts
Chairman

The directors of BOC accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BOC all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BOC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of BOC by Linde AG, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This letter includes `forward-looking statements' under United States securities laws. These include, without limitation, those concerning BOC's current strategy and growth prospects, as well as statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the company's actual results to differ materially from those in the forward-looking statements. BOC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 31 JANUARY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-3101060653-A92D


31 January 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 30 January 2006 it had in issue 507,819,108 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222



The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 31 JANUARY 2006
                  AT 14.33 HRS UNDER REF: PRNUK-3101061432-C4A3


31 January 2006

THE BOC GROUP plc - SHAREHOLDER CIRCULAR

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 31 JANUARY 2006
                  AT 16.07 HRS UNDER REF: PRNUK-3101061607-6CBC

31 January 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 30 January 2006 of 59,991 Ordinary shares of 25p each in the Company at an average exercise price of 971.65p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 59,991 Ordinary shares, the Trustee now holds 5,188,692 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,188,692 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  February 1, 2006



                                      By:   /s/       Sarah Larkins
                                           -------------------------------------
                                           Name: Sarah Larkins
                                           Title:  Assistant Company Secretary


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